SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of MARCH 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





      RYANAIR MAKES IT A CENTURY WITH 100th AIRCRAFT DELIVERY FROM BOEING

Ryanair, Europe's largest low fares airline, today (Tuesday, 7th March 2006) celebrated the arrival of its 100th Boeing 737-800 series aircraft. Ryanair now has an all Boeing 737-800 series fleet with an average age of just 2 years making Ryanair's fleet the youngest of any major airline in Europe.

Speaking today, Peter Sherrard, Ryanair's Head of Communications said:

        "Ryanair's 100 brand new Boeing 737-800 series aircraft will bring Europe's lowest fares and best customer service to over 40 M passengers across 22 countries in 2006.

        "In 2005, thanks to the reliability and efficiency of our next generation Boeing 737-800 fleet our customers enjoyed:

           -The lowest airfares in Europe
           -The fewest delays in Europe
           -The least number of cancellations in Europe

        "Ryanair's $7.5BN programme to replace our older Boeing 737-200 aircraft with the environmentally efficient Boeing 737-800 aircraft has also resulted in a:

          -50% reduction in CO2 emissions per seat
          -45% reduction in fuel burn per seat
          -45% reduction in noise emissions

        "Over the next 6 years Ryanair will receive a further 139 new Boeing 737-800 aircraft, bringing the total fleet to 239 aircraft and enabling 70M passengers p.a. to enjoy Europe's lowest fares".


Ends. Tuesday, 7th March 2006

For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  07 March 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director